Exhibit 99.1

Fiverr Announces First Quarter 2025 Results

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Strong start to the year: Both revenue and Adjusted EBITDA came in above the midpoint of our guidance as we delivered strong execution, driving stable Marketplace performance, robust Services revenue growth, and high-velocity product expansion in AI products.

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Fiverr Go leads to faster and better conversion: Following the launch event in February, Fiverr Go continues to garner significant enthusiasm and drive forward-looking AI discussions among our talent community. Personal Assistant shows tremendous potential in helping sellers close deals and doing it faster, while Creation Model helps buyers make better purchase decisions and strengthens high-quality sellers’ visibility and exposure.

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Fiverr Pro gaining traction for larger fulfillment: We signed a few six-digit, multi-month contracts spanning across writing, app development, video production and digital marketing use cases. These long-term relationships continue to strengthen our land-and-expand playbook where customers expand their use cases with Fiverr Pro offerings after individual team members find initial success on the marketplace.

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Positive outlook for 2025: We are raising the low end of revenue guidance for 2025 given flow-through from the first quarter. We are also raising the low end of our Adjusted EBITDA guidance for 2025 based on the strong incremental margin of our business and the timing of expense spending. Overall, we remain confident and prudent in forecasting our business as we navigate through a volatile macro environment.

NEW YORK, May 7, 2025 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the first quarter of 2025. Additional operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“The year started off on a strong note with focused execution, as revenue and margins came in ahead of expectations. We continue to deliver stable Marketplace performance, robust Services revenue growth, and rapid AI product expansion. Following our recent successful Fiverr Go launch, we are seeing positive signs on buyer conversion, with buyers converting more and faster, as well as making more quality purchase decisions,” said Micha Kaufman, founder and CEO of Fiverr. “We are encouraged by the traction across our upmarket efforts, and look forward to making further strategic investments in AI throughout the year to drive long-term upside.”

"We are proud to deliver double-digit revenue growth, while our expense discipline and capital allocation strategy remain steady. As we prioritize profitable growth, strong cash flow generation, capital return to shareholders, and M&A opportunities, we are on track to achieve our Adjusted EBITDA and free cash flow three-year targets” said Ofer Katz, President and CFO of Fiverr. “Our updated guidance reflects confidence and prudence in forecasting our business through a volatile macro environment.”

First Quarter 2025 Financial Highlights

●	Revenue in the first quarter of 2025 was $107.2 million, compared to $93.5 million in the first quarter of 2024, an increase of 14.6% year over year.
●	Marketplace revenue in the first quarter of 2025 was $77.7 million, compared to $78.3 million in the first quarter of 2024, representing a decline of 0.8% year over year.
●	Annual active buyers[1] as of March 31, 2025 was 3.5 million, compared to 4.0 million as of March 31, 2024, a decline of 10.6% year over year.
●	Annual spend per buyer[1] as of March 31, 2025 reached $309, compared to $284 as of March 31, 2024, an increase of 8.8% year over year.
●	Marketplace take rate[1] for the period ended March 31, 2025 was 27.7%, up from 27.5% for the period ended March 31, 2024, an increase of 20 basis points year over year.
●	Services revenue in the first quarter of 2025 was $29.5 million, compared to $15.2 million in the first quarter of 2024, representing an increase of 94.0% year over year.
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GAAP gross margin in the first quarter of 2025 was 81.0%, a decrease of 250 basis points from 83.5% in the first quarter of 2024. Non-GAAP gross margin[1] in the first quarter of 2025 was 84.4%, a decrease of 50 basis points from 84.9% in the first quarter of 2024.

●	GAAP net income in the first quarter of 2025 was $0.8 million, or $0.02 basic and diluted net income per share, consistent with the first quarter of 2024.
●
Non-GAAP net income[1] in the first quarter of 2025 was $25.0 million, or $0.70 basic non-GAAP net income per share[1] and $0.64 diluted non-GAAP net income per share[1], compared to $21.7 million non-GAAP net income[1], or $0.56 basic non-GAAP net income per share[1] and $0.52 diluted non-GAAP net income per share[1], in the first quarter of 2024.

●	Net cash provided by operating activities in the first quarter of 2025 was $28.3 million, compared to $21.2 million in the first quarter of 2024, an increase of 33.6% year over year.
●	Free cash flow[1] in the first quarter of 2025 was $27.4 million, compared to $20.8 million in the first quarter of 2024, an increase of 31.6% year over year.
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Adjusted EBITDA[1] in the first quarter of 2025 was $19.4 million, compared to $16.0 million in the first quarter of 2024. Adjusted EBITDA margin[1] was 18.1% in the first quarter of 2025, compared to 17.1% in the first quarter of 2024, representing a 100 basis points improvement year over year.

1 See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

Financial Outlook

Our Q2’25 and full-year 2025 guidance reflect the recent trends in our marketplace.

	Q2 2025	FY 2025
Revenue	$105 - $109 million	$425 - $438 million
y/y growth	11% - 15% y/y growth	9% - 12% y/y growth
Adjusted EBITDA(1)	$20.0 - $22.0 million	$84 - $90 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, May 7, 2025, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the conference call, please register using the link here.

About Fiverr

Fiverr’s mission is to transform the way the world creates and works together. We’re shaping the future of work with the world’s leading open platform, seamlessly connecting top talent and cutting-edge technology with businesses around the globe. From expert freelancers in over 750 skilled categories to best-in-class GenAI models and agents, Fiverr provides the most advanced and comprehensive talent and tools for digital services—helping businesses get mission-critical projects done fast and cost-effectively.

From small businesses to Fortune 500 companies, millions trust Fiverr for projects in software and AI development, digital marketing, finance, business consulting, video animation, music, architecture, and more.

Learn how to future-proof your business with exceptional talent and cutting-edge tools at fiverr.com. Follow us on LinkedIn, Instagram, TikTok, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Jenny Chang
press@fiverr.com

Source: Fiverr International Ltd.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$187,104	$133,472
Marketable securities	315,025	288,947
User funds	167,049	153,309
Bank deposits	145,500	144,843
Restricted deposit	1,315	1,315
Other receivables	31,179	34,198
Total current assets	847,172	756,084

Long-term assets:
Marketable securities	69,716	122,009
Property and equipment, net	4,208	4,271
Operating lease right of use asset	4,481	5,122
Intangible assets, net	38,742	41,882
Goodwill	110,218	110,218
Other non-current assets	31,023	30,388
Total long-term assets	258,388	313,890

TOTAL ASSETS	$1,105,560	$1,069,974

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$6,947	$5,533
User accounts	154,626	141,691
Deferred revenue	22,002	20,090
Other account payables and accrued expenses	59,096	57,167
Operating lease liabilities	2,567	2,608
Convertible notes, net	458,501	457,860
Total current liabilities	703,739	684,949

Long-term liabilities:
Operating lease liabilities	2,074	2,747
Other non-current liabilities	21,139	19,628
Total long-term liabilities	23,213	22,375

TOTAL LIABILITIES	$726,952	$707,324

Shareholders' equity:
Share capital and additional paid-in capital	743,289	727,176
Accumulated deficit	(365,395)	(366,193)
Accumulated other comprehensive income	714	1,667
Total shareholders' equity	378,608	362,650

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,105,560	$1,069,974

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2025	2024
	(Unaudited)
Revenue	$107,184	$93,524
Cost of revenue	20,396	15,448
Gross profit	86,788	78,076

Operating expenses:
Research and development	23,627	23,633
Sales and marketing	47,390	42,152
General and administrative	20,966	16,451
Total operating expenses	91,983	82,236
Operating loss	(5,195)	(4,160)
Financial income (expenses), net	7,325	6,661
Income before taxes on income	2,130	2,501
Tax benefit (taxes on income)	(1,332)	(1,713)
Net income attributable to ordinary shareholders	$798	$788
Basic net income per share attributable to ordinary shareholders	$0.02	$0.02
Basic weighted average ordinary shares	36,019,143	38,756,151
Diluted net income per share attributable to ordinary shareholders	$0.02	$0.02
Diluted weighted average ordinary shares	37,292,846	39,604,979

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended March 31,

	2025	2024
	(Uaudited)
Cash flows from operating activities:
Net income	$798	$788
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,284	1,150
Amortization of premium and accretion of discount of marketable securities, net	(67)	(1,094)
Amortization of discount and issuance costs of convertible notes	641	637
Shared-based compensation	15,754	19,020
Exchange rate fluctuations and other items, net	1	111
Revaluation of Earn-out	3,262	-
Changes in assets and liabilities:
User funds	(13,740)	(11,620)
Operating lease ROU assets and liabilities	(73)	(98)
Other receivables	431	(2,976)
Trade payables	1,304	(828)
Deferred revenue	1,912	1,895
User accounts	12,935	9,923
Account payable, accrued expenses and other	1,023	4,265
Non-current liabilities	(156)	23
Net cash provided by operating activities	28,309	21,196

Investing Activities:
Investment in marketable securities	(55,652)	(30,734)
Proceeds from maturities of marketable securities	83,169	40,085
Investment in short-term bank deposits	(1,500)	(27,238)
Proceeds from short-term bank deposits	843	3,377
Purchase of property and equipment	(287)	(378)
Capitalization of internal-use software	(661)	(20)
Net cash provided by (used in) investing activities	25,912	(14,908)

Financing Activities
Proceeds from exercise of share options	478	442
Proceeds from (payments of) withholding tax related to employees' exercises of share options and RSUs	(1,061)	(221)
Net cash provided by (used in) financing activities	(583)	221

Effect of exchange rate fluctuations on cash and cash equivalents	(6)	(109)

Increase in cash, cash equivalents	53,632	6,400
Cash, cash equivalents at the beginning of period	133,472	183,674
Cash and cash equivalents at the end of period	$187,104	$190,074

REVENUE BREAKDOWN
(In thousands1)

	Three Months Ended
	March 31,
	2025	2024
Marketplace Revenue	$77,674	$78,311
Annual Active Buyers	3,536	3,954
Annual Spend per Buyer	$309	$284
Marketplace Take Rate	27.7%	27.5%

Services Revenue	$29,510	$15,213
Total Revenue	$107,184	$93,524

(1) Except for Annual Spend per Buyer and Marketplace Take Rate

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	FY 2023	FY 2024
	Unaudited					(Audited)	(Audited)
GAAP gross profit	$78,076	$78,639	$80,735	$83,465	$86,788	$299,529	$320,915
Add:
Share-based compensation	678	499	514	445	423	2,497	2,136
Depreciation and amortization	613	791	2,415	3,198	3,164	3,253	7,017
Earn-out revaluation, acquisition related costs and other	-	-	11	17	44	-	28
Non-GAAP gross profit	$79,367	$79,929	$83,675	$87,125	$90,419	$305,279	$330,096
Non-GAAP gross margin	84.9%	84.4%	84.0%	84.0%	84.4%	84.5%	84.3%

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	FY 2023	FY 2024
	Unaudited					(Audited)	(Audited)
GAAP net income attributable to ordinary shareholders	$788	$3,267	$1,353	$12,838	$798	$3,681	$18,246
Add:
Depreciation and amortization	1,150	1,606	3,392	4,328	4,284	5,987	10,476
Share-based compensation	19,020	18,438	18,464	18,020	15,754	68,698	73,942
Earn-out revaluation, acquisition related costs and other	9	109	1,273	4,240	4,599	(359)	5,631
Convertible notes amortization of discount and issuance costs	637	638	640	640	641	2,541	2,555
Taxes on income related to non-GAAP adjustments	-	(71)	(290)	(16,249)	(380)	-	(16,610)
Exchange rate (gain)/loss, net	128	(156)	(221)	1,108	(642)	(131)	859
Non-GAAP net income	$21,732	$23,831	$24,611	$24,925	$25,054	$80,417	$95,099
Weighted average number of ordinary shares - basic	38,756,151	38,089,060	35,435,532	35,658,287	36,019,143	38,066,203	36,984,757
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.56	$0.63	$0.69	$0.70	$0.70	$2.11	$2.57

Weighted average number of ordinary shares - diluted	41,758,840	40,909,724	38,359,853	38,947,644	39,446,707	41,304,907	39,994,015
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.52	$0.58	$0.64	$0.64	$0.64	$1.95	$2.38

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	FY 2023	FY 2024
	Unaudited					(Audited)	(Audited)
GAAP net income	$788	$3,267	$1,353	$12,838	$798	$3,681	$18,246
Add:
Financial expenses (income), net	(6,661)	(8,502)	(6,881)	(5,662)	(7,325)	(20,163)	(27,706)
Tax benefit (taxes on income)	1,713	2,931	2,052	(13,054)	1,332	1,373	(6,358)
Depreciation and amortization	1,150	1,606	3,392	4,328	4,284	5,987	10,476
Share-based compensation	19,020	18,438	18,464	18,020	15,754	68,698	73,942
Earn-out revaluation, acquisition related costs and other	9	109	1,273	4,240	4,599	(359)	5,631
Adjusted EBITDA	$16,019	$17,849	$19,653	$20,710	$19,442	$59,217	$74,231
Adjusted EBITDA margin	17.1%	18.9%	19.7%	20.0%	18.1%	16.4%	19.0%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	FY 2023	FY 2024
	Unaudited					(Audited)	(Audited)
GAAP research and development	$23,633	$21,855	$22,424	$22,329	$23,627	$90,720	$90,241
Less:
Share-based compensation	6,836	5,897	5,273	5,563	4,730	24,310	23,569
Depreciation and amortization	201	193	190	247	265	799	831
Earn-out revaluation, acquisition related costs and other	-	-	700	(672)	65	-	28
	$16,596	$15,765	$16,261	$17,191	$18,567	$65,611	$65,813

GAAP sales and marketing	$42,152	$41,324	$42,970	$45,232	$47,390	$161,208	$171,678
Less:
Share-based compensation	3,436	3,389	3,605	3,162	2,246	13,304	13,592
Depreciation and amortization	264	553	721	770	716	1,601	2,308
Earn-out revaluation, acquisition related costs and other	-	-	67	1,811	1,197	-	1,878
Non-GAAP sales and marketing	$38,452	$37,382	$38,577	$39,489	$43,231	$146,303	$153,900

GAAP general and administrative	$16,451	$17,764	$18,817	$21,782	$20,966	$62,710	$74,814
Less:
Share-based compensation	8,070	8,653	9,072	8,850	8,355	28,587	34,645
Depreciation and amortization	72	69	66	113	139	334	320
Earn-out revaluation, acquisition related costs and other	9	109	495	3,084	3,293	(359)	3,697
Non-GAAP general and administrative	$8,300	$8,933	$9,184	$9,735	$9,179	$34,148	$36,152

RECONCILIATION OF GAAP CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	FY 2023	FY 2024
	Unaudited					(Audited)	(Audited)
Net cash provided by operating activities	$21,196	$20,971	$10,867	$30,034	$28,309	$83,186	$83,068
Purchase of property and equipment	(378)	(309)	(290)	(326)	(287)	(1,053)	(1,303)
Capitalization of internal-use software	(20)	-	-	(83)	(661)	(60)	(103)
Free cash flow	$20,798	$20,662	$10,577	$29,625	$27,361	$82,073	$81,662

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss), non-GAAP net income (loss) per share, and free cash flow, as well as operating metrics, including marketplace Gross Merchandise Value or GMV, annual active buyers, annual spend per buyer and marketplace take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts. As of the fourth quarter of 2024, we updated the definitions of annual active buyers, GMV, annual spend per buyer and marketplace take rate to align our supplemental revenue presentation, which disaggregates revenue into two components, marketplace revenue and services revenue. These metrics will now exclusively reflect the marketplace, as amounts related to services previously included in these metrics are deemed immaterial.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Amortization of acquired intangible assets is excluded from the measures, however, the revenue from the acquired companies is included, and their assets actively contribute to revenue generation. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted. We use free cash flow as a liquidity measure and define it as a net cash provided by operating activities less capital expenditures.

We define GMV or marketplace Gross Merchandise Value as the total value of transactions ordered through our marketplace, excluding value-added tax, goods and services tax, service chargebacks and refunds. Annual active buyers on any given date is defined as buyers who have ordered a Gig on our marketplace within the last 12-month period, irrespective of cancellations. Annual spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of annual active buyers as of such date. Marketplace take rate for a given period means marketplace revenue for such period divided by GMV for such period. When we refer in this release to the marketplace we refer to transactions conducted between buyers and freelancers on Fiverr.com. When we refer to the platform we refer to the marketplace and our additional services.

Management and our board of directors use certain metrics as supplemental measures of our performance that are not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business. In addition, we believe that free cash flow, which we use as a liquidity measure, is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of property and equipment purchases and capitalized software costs.

Free cash flow should not be used as an alternative to, or superior to, cash from operating activities.  In addition, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, annual active buyers, annual spend per buyer and marketplace take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measures of Adjusted EBITDA, free cash flow and other non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA to net income (loss), the nearest comparable GAAP measure, and Adjusted EBITDA margin guidance for the second quarter of 2025, the fiscal year ending December 31, 2025, or the period ending December 31, 2027, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. We are also not able to provide a reconciliation of free cash flow guidance for the fiscal year ended December 31, 2025, or the three year period from 2024-2027 to cash from operating activities, the nearest comparable GAAP measure, because certain items that are reflected in free cash flow cannot be reasonably predicted or are not in our control. In particular, in the case of Adjusted EBITDA and Adjusted EBITDA margin, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, and in the case of free cash flow, we are unable to forecast property and equipment purchases and capitalized software costs, in each case, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including our long term targets and expectations, our business plans and strategy, the growth of our business, AI services and developments, including related investments, our product portfolio and features, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan within adverse economic conditions that may impact consumers, business spending and the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to  maintain profitability or positive net cash flow generated by operating activities; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our websites; our ability to maintain user engagement on our websites and to maintain and improve the quality of our platform; our operations within a competitive market; political, economic and military instability in Israel, including related to the war in Israel; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations, including with regulatory frameworks around the development and use of AI; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2025, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.